CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 1, 2013, relating to the consolidated financial statements of Enterprise Products Partners L.P. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the effect of the merger of Enterprise GP Holdings L.P. with Enterprise Products Partners L.P. on November 22, 2010, which has been accounted for as an equity transaction) and the effectiveness of Enterprise Products Partners L.P. and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of Enterprise Products Partners L.P. for the year ended December 31, 2012.

/s/ Deloitte & Touche LLP

Houston, Texas

October 1, 2013